 Exhibit 99.2

Management’s Discussion and Analysis of Financial Statements
for the three months ended November 30, 2011

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three months ended November 30, 2011 (the “Quarter”). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Quarter and the consolidated financial statements and annual information form for the year ended August 31, 2011.

Effective September 1, 2011, the Company adopted accounting principles used under the International Financial Reporting Standards (“IFRS”), using a transition date of September 1, 2010 to accommodate comparative periods. As a result, the condensed consolidated interim financial statements for the Quarter have been prepared in accordance with IFRS 1- First-time Adoption of International Financial Reporting Standards, and International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board. For reporting periods ended prior to September 1, 2011, the Company had prepared and filed its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Detailed reconciliations of 2011 figures previously prepared in accordance with Canadian GAAP to IFRS are provided in Note 13 to the condensed consolidated interim financial statements for the Quarter.

The Company’s fiscal 2011 comparative information included in this MDA has been prepared in accordance with IFRS. The Company’s fiscal 2010 and 2009 comparative information included in this MDA has not been restated. Unless otherwise noted, all currency amounts included in this MDA are stated in Canadian dollars.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s annual information form for the year ended August 31, 2011, and:

•	the estimation or realization of mineral resources;

•	recovery rates and production costs of the rare metals and other minerals;

•	the timing and amount of estimated future production;

•	requirements for additional capital;

Management's Discussion and Analysis For the three months ended November 30, 2011

•	future prices of rare metals and minerals;

•	market demand for rare metals and minerals;

•	the reliability of plant operations at production scale;

•	energy costs;

•	risks of the mining industry; and

•	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities.

Most of these factors are beyond Avalon’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. This MDA is prepared as of February 9, 2012.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE Amex in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, zirconium and a related base metal; tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

Avalon Rare Metals Inc.	Page 2 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

The Company is in the process of exploring or developing six of its seven mineral resource properties. The Thor Lake rare metals project (“Thor Lake” or the “Project”) is the Company’s most advanced project and the Company’s only material property.

The results of a positive pre-feasibility study (“PFS”) on the development potential of the Nechalacho REE deposit on Thor Lake were announced on June 21, 2010, and the related technical report was filed on July 27, 2010. This report was subsequently amended and re-filed on September 21, 2010. The following year, Avalon produced an updated technical report in March 2011 and produced another updated technical report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” (the “August 2011 Technical Report”) dated August 25, 2011, prepared by Roscoe Postle Associates Inc. (“RPA”) which was filed on August 26, 2011. The August 2011 Technical Report includes the results of the updated pre-feasibility study (the “Updated PFS”) completed by RPA. Completion of a bankable feasibility study (“BFS”) by the end of calendar 2012 is the Company’s top priority and primary focus.

Avalon has adopted the Prospectors and Developers Association of Canada (“PDAC”) E3 Plus Principles of Responsible Exploration and the Mining Association of Canada’s principles of “Towards Sustainable Mining” as policies of the Company and is making a strong commitment to corporate social responsibility (“CSR”) best practices. In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional efforts in community engagement with Aboriginal groups. Avalon applies these principles throughout its operations, particularly with respect to its environmental, health and safety and community engagement practices on the Project.

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply. Policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements which has led to concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea and the United States. Moreover, REE supply shortages both outside and inside China have caused prices to increase over the past few years stimulating increased investor interest in rare earth companies.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian GAAP. The financial data for fiscal 2011 has been adjusted to comply with IFRS. For a reconciliation to Canadian GAAP, see Note 13 of the notes to the Company’s condensed consolidated interim financial statements for the Quarter.

For the Years Ending August 31,	2011(1)	2010(2)	2009(2)
	$	$	$
Net revenues	605,142	80,557	159,982
Loss before discontinued operations and extraordinary items	8,709,760	4,099,300	2,954,919
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.09	0.05	0.04
Net loss	8,709,760	4,099,300	2,954,919
Net loss, per share basic and fully diluted	0.09	0.05	0.04
Total assets	123,815,949	41,526,715	26,521,264
Total long term liabilities	-	-	-
Cash dividends	-	-	-

(1)	Prepared in accordance with IFRS

Avalon Rare Metals Inc.	Page 3 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

(2)	Prepared in accordance with Canadian GAAP prior to transition to IFRS

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the Quarter totalled $5,898,196, a 27% increase over the level of expenditures in the comparable period of the previous fiscal year ($4,642,790). Of these expenditures, 96% were incurred on Thor Lake, and 2% of these expenditures were incurred on the Company’s new rare metals project located in the Spor Mountain area, Juab County in the State of Utah, USA (“Spor Mountain”). The increased expenditures on Thor Lake and the expenditures at Spor Mountain account for the majority of the increase. The increased expenditures on Thor Lake were related to expanded work programs mainly in the areas of feasibility studies, geotechnical drilling and metallurgy.

No properties were abandoned during the Quarter and no exploration and evaluation assets were written off.

Thor Lake

Thor Lake is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% net smelter returns royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at November 30, 2011, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE deposit (the “Nechalacho Deposit”).

Avalon Rare Metals Inc.	Page 4 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Expenditures during the Quarter totalled $5,666,564. Of this, approximately 57% was spent on drilling and geological work in support of the drilling program, 19% on metallurgical and market studies, 15% on feasibility studies, 5% on environmental studies and permitting work, with the balance funding community consultation work.

Metallurgical studies are ongoing to define the most efficient process for recovery of the REE. The flotation process test work has advanced to the pilot plant ("PP") stage after completion of three mini-pilot plant ("MPP") trials during the Quarter. The third of three such MPP trials on a 3 tonne bulk sample was completed at an external consulting firm. This work was for the dual purpose of optimizing the flotation process flowsheet prior to initiating a large scale pilot trial in December 2011, and producing more concentrate for ongoing bench scale hydrometallurgical process development. The full scale flotation PP commenced in January 2012 and is expected to last about 6 weeks. The PP will process about 40 tonnes of mineralized sample from the Nechalacho Deposit. The expenditures on feasibility studies and engineering relate to the work on preparing a pre-feasibility study for a separation plant (which is expected to be completed by March 31, 2012) and the work on the BFS.

Nechalacho Deposit Drilling

Since July 2007 Avalon has completed over 85,000 metres of drilling on the Nechalacho Deposit as summarized in the Table below:

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009 winter	26	5,474
2009 summer	44	9,123
2010 winter	43	11,398
2010 summer	63	16,188
2011 winter	65	12,224
2011 summer	72	13,979
Total October 16, 2011	403	85,217

The 2011 summer drill program was concluded on October 16, 2011 at a total of 13,979 metres in 72 holes, bringing the total drill production to date to 85,217 metres in 403 holes. As a result of the drill programs to date, a 40 tonne bulk sample of mineralization was available for a flotation pilot plant to be run in 2012.

An updated resource estimate incorporating all of the 2011 drilling results is currently in preparation, and is expected to be available during the third quarter of fiscal 2012. This update has been delayed largely due to slow turn around on assays and check assays, plus turnover in staff responsible for this work. RPA has been retained by the Company to finalize the resource update.

Avalon Rare Metals Inc.	Page 5 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

The 2012 winter drilling program commenced on January 16, 2012 with the main objective of infill drilling of the areas of the deposit to be mined in the first 3 years of production at Thor Lake. This drilling also provided additional intercepts of the Basal Zone. Two rigs are operating, initially both with HQ core. Eventually, one rig will be equipped to recover large diameter PQ core for bulk sample recovery. The result of this drill program will be better definition of the deposit shape in the first years of mining and the provision of additional sample material for metallurgical testing, particularly as a contingency for hydrometallurgical testing.

Rare Earth Markets and Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan including participation in various industry conferences with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Potential strategic partners and technology partners are seeking off-take agreements in return for their investment.

Avalon has entered into non-binding memorandums of understanding (“MOUs”) with four industrial companies seeking to participate in the Project by investing and/or providing technical expertise in exchange for obtaining off-take rights. MOUs are commonly used to initiate a formal due diligence process and frame the discussions between the parties. However, each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed. Progress is being made with respect to all four MOUs and face to face meetings have taken place in the last quarter of calendar 2011 with each party.

Nechalacho Project Metallurgical Process Development

Metallurgical process development work continued during the Quarter with both flotation and hydrometallurgical test work underway. Bench scale flotation testing continues to enhance the process and a third flotation small scale pilot, this time a continuous pilot plant scale concentrate production run, was completed in August 2011. This test processed 3 tonnes of Basal Zone mineralized material and about 700 kgs of Upper Zone mineralized material and is preliminary to the large scale, 40 tonne pilot test initiated in January 2012. The 3.7 tonne test was conducted largely in order to produce concentrate for utilization in on-going, bench-scale hydrometallurgical test work, as well as providing additional information to help finalize flowsheet parameters for the fine grinding and flotation process. Results from the 3.7 tonne production run, and results from locked cycle tests (“LCTs”) carried out prior to the production run, yielded results indicating that the mineral recoveries projected in the Updated PFS can be achieved.

The recoveries reported in the Updated PFS were 89.7% for zirconium oxide (“ZrO2”), 79.5% for all rare earth oxides (“REO”), 68.9% for niobium oxide (“Nb2O5”) and 63% for tantalum oxide (“Ta2O5”). The LCTs on the 3.7 tonne feed sample gave higher recoveries for Ta2O5 and Nb2O5, at an average of 71.9% and 73.7% respectively, similar recoveries for REE at an average of 78.2% and lower recoveries for ZrO2 at an average of 83.6%. The actual 3 tonne concentrate production run itself also gave slightly higher Ta2O5 and Nb2O5 recoveries at 65.4% and 69.7% and lower REO recovery at 73.1% and ZrO2 recovery at 82%.

Avalon Rare Metals Inc.	Page 6 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

The slightly lower average REO recoveries in the production run are due to full stability not being reached and the mass of slimes removed being above target (15.8% instead of targeted 8%). It is considered that the LCTs provide the best indication of expected recoveries from the sample tested.

Bench scale hydrometallurgical test work is continuing at a third-party consulting firm in Lakefield, Ontario with testing to focus on the solution chemistry, purification and precipitation of rare earths. A contract was signed with the consulting firm for a hydrometallurgical pilot plant, and initial pilot scale test work has commenced with the acid bake portion of the process. The hydrometallurgical pilot scale work is expected to take up to 40 weeks to complete.

During the Quarter, the Company continued its work on the pre-feasibility study for a separation plant/refinery with the same consultant that completed the scoping study in 2010. This study is scheduled for completion March 31, 2012 and once received, the separation plant will be integrated into the overall development model and discounted cash flow analysis. For the purpose of this study, the Company has narrowed down its search for a site to a few locations in the southern United States which meet the key site selection criteria of proximity to transportation infrastructure and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda.

Nechalacho Project Community, Environment, Health and Safety, Permitting

During the Quarter, the Company continued positive negotiations towards the completion of an accommodation agreement (often referred to as an impacts and benefits agreement) with the Deninu Kue First Nation (“DKFN”), Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”). Negotiations are ongoing with the objective of concluding these agreements in early calendar 2012.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake. During the Quarter, there was one lost time accident at the Thor Lake site when a contractor stumbled on uneven ground around the camp suffering a sprained ankle requiring medical attention and losing 7 days of work. There were 2 lost time injuries resulted from the September 22, 2011 Arctic Sunwest aircraft accident in Yellowknife. Both of the injured employees have now returned to work and resumed regular duties.

A land use inspection was conducted on October 6, 2011 by the Aboriginal Affairs and Northern Development Canada (formerly Indian and Northern Affairs Canada) Land Use inspector with no significant issues to report. As is the Company’s practice, all land use inspection reports have been filed on the Company’s website at www.avalonraremetals.com in the CSR/Sustainability section.

The Company is currently undergoing an environmental assessment conducted by the Mackenzie Valley Environmental Impact Review Board (“MVERIB”). On May 20, 2011, the Company submitted the Developers Assessment Report (“DAR”), (otherwise known as an Environmental Impact Statement), just three months after receiving the final terms of reference from MVEIRB. In November 2011, the DAR was finally deemed by MVEIRB to be in conformity with the terms of reference and the process has now moved into the information request stage of the process. Avalon is working with the goal of completing the Environmental Assessment Process by the end of calendar 2012. A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Avalon Rare Metals Inc.	Page 7 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Activities at the Project are under a new land use permit issued by the Mackenzie Valley Land and Water Board on June 23, 2011, for a period of 5 years beginning on July 5, 2011.

Nechalacho Project Schedule - Risks and Mitigations

The Company anticipates that the BFS will be completed in late calendar 2012 and, as disclosed in the Company’s news release of November 9, 2011, a further minor delay is possible due to the relatively slow progress of the metallurgical test program generally. This is not expected to impact the schedule to production start-up, which is still forecasted for late calendar 2015.

During the year ended August 31, 2011, the Company budgeted expenditures of approximately $20 million for the Project (for the BFS, metallurgical studies (including MPP and pilot plant tests), environmental studies and further definition drilling on the Nechalacho Deposit). However, the Company only incurred approximately $17 million in expenditures during the fiscal year, the short-fall being primarily due to the delays in the metallurgical test program. The Company has budgeted approximately $26 million in expenditures in fiscal 2012 and $3 million in fiscal 2013 to complete the BFS.  However, the Company anticipates that the extra time required to complete the metallurgical testing and having more work done by external contractors, rather than in-house, will likely result in an increase to these amounts.  The Company is currently in the process of completing a comprehensive update to its budget, which should be completed around the end of March 2012.

The Company believes that timely completion of the metallurgical pilot plant programs is the most significant risk factor for additional delays to the Project schedule. This is partly due to capacity issues with service providers as well as the potential for unanticipated results necessitating changes in the process flowsheet design. Mitigation steps are being taken, which include having Company representatives attend at the metallurgical laboratories on a regular and frequent basis, and hiring a senior chemical consultant to lead this program. Timely receipt of all required operating permits is also a risk factor although this risk has been at least partly mitigated by the rapid submission of the DAR and the lack of local community opposition to the Project development plan. However, as disclosed in the Company’s news release dated November 9, 2011, the slow response times by MVEIRB to the Company’s submissions do create some risk for a delay in receiving operating permits. The Company is working together with MVEIRB to mitigate against delays through improved communications as well as providing rapid responses from the Company to all information requests.

Finally, timely availability of Project financing is also a significant risk factor which the Company is working to mitigate by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals.

Other Projects

Separation Rapids

During the Quarter, the Company incurred $73,156 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit. Of the total expenditures of $73,156, $51,237 was incurred on metallurgical/market studies and the balance was primarily incurred on permitting.

Avalon Rare Metals Inc.	Page 8 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

In fiscal 2011, the Company received an expression of interest from an industrial minerals company (the “Industrial Mineral Company”) in processing and evaluating a bulk sample of the petalite ore for possible application in glass and ceramics applications.

The Company had approximately 250 tonnes of crushed ore available that was collected in 2005 and stored in “big bags” at an outdoor site near Kenora. During the Quarter, approximately 80 tonnes of sample material were shipped to the Industrial Mineral Company for processing and evaluation of its market potential. Prior to shipping, a significant amount of work was undertaken to clean up the sample material as the bags had deteriorated and the material had become contaminated with organic material. A process was established for washing and re-packaging the sample material and samples are collected routinely for quality control purposes. The balance of the sample material not shipped, totalling approximately 120 tonnes, has been stored under cover for future test work. As at the date of this MDA, no results from the evaluation of the sample had yet been communicated to the Company.

The Company has re-started the permitting process under the Mining Act (Ontario) in order to be ready to resume operations at the site. Initial work involving the preparation and filing of a detailed project description report is now underway. This work is being done under the direction of the Company’s external mineral tenure consultant.

Warren Township

Expenditures of $9,014 were incurred on the Warren Township Anorthosite Project during the Quarter.

In fiscal 2011, the Company received an expression of interest in the calcium feldspar product from the Industrial Minerals Company referred to above.

Approximately 35 tonnes of material that had been stored in a warehouse in Foleyet, Ontario was packaged and shipped to the Industrial Minerals Company for detailed evaluation. The Industrial Minerals Company has advised Avalon that the characteristics of the material meet their specifications. Avalon is now in discussions with the Industrial Minerals Company with respect to forming a joint venture to develop the Warren Township Anorthosite Project.

The permitting process (under the Aggregate Resources Act (Ontario)) continues to proceed under the direction of the Company’s external mineral tenure consultant. Work commenced during the Quarter with a legal survey of the perimeter of the 720 hectare property and filing of the formal permit application. After a 20-day public consultation period, and if no objections are raised, the Company has been advised by government officials that the permit should be in place during the quarter ending February 29, 2012.

East Kemptville

During the Quarter, the Company incurred expenditures totalling $2,878 on the East Kemptville Tin-Rare Metals Project in Yarmouth County, Nova Scotia. Most of these expenditures were related to routine project maintenance and continuing efforts to obtain access to the site in order to move forward with the proposed work program on the special licence (the “Special Licence”) required to complete the preliminary economic assessment on the historic tin-indium resources in that area.

Avalon Rare Metals Inc.	Page 9 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

The Company has requested an extension from the Minister of Natural Resources of Nova Scotia (“MNRNS”) to fulfill its expenditure obligations under the Special Licence by August 1, 2013. The Company has been verbally assured by a representative of the MNRSN that the extension is forthcoming but formal confirmation was still pending as at the date of this MDA. Discussions with government officials with regard to resolving the site access issue continued during and subsequent to the end of the Quarter.

Spor Mountain

During the Quarter, the Company incurred expenditures totalling $140,615 on the Spor Mountain Rare Metals Project in Juab County, Utah. $113,092 of the total expenditures were incurred on claim staking and the balance of $27,523 was incurred to carry out initial geological work to define drill targets on these claims. The Company now holds 690 claims covering 13,902 acres (5,298 hectares) in this area. A minimum $1,000,000 exploration program involving 3,000 metres of drilling is planned for the property in fiscal 2012. In January 2012, the Company carried out ground magnetic surveys and geological mapping in order to define specific drill targets. Seven targets were defined and drill sites selected. The Company is now proceeding with securing land use permits for these sites.

Miramichi Tin

During the Quarter, the Company incurred expenditures totalling $5,969 on the Miramichi Tin project. The Company has now staked 196 mineral claims totalling 4,338.8 hectares in New Brunswick. A $200,000 exploration program is proposed for fiscal 2012 to define drilling targets on these claims. The Miramichi Tin project is considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

General Exploration

During the Quarter, the Company incurred $6,842 in general exploration expenses related to new rare metals project generation.

Administration

Operating expenses totalled $1,581,616 for the Quarter, a 66% increase over the amount incurred during the same quarter in fiscal 2011 ($952,742). This increase reflects the ongoing expansion of the Company’s business activities. The main areas of increased expenses were salaries and benefits, consulting fees, travel, and insurance.

Stock-based compensation increased to $2,077,087 from $650,616 compared to the same quarter in fiscal 2011. This increase is primarily a result of the increase in the number of options earned in the Quarter compared to the same quarter in fiscal 2011, as well as the significant increase in the value of the Company’s options.

Salaries and benefits for the Quarter totalled $692,441, a 157% increase over the same quarter in fiscal 2011 ($269,383). During the Quarter, discretionary performance bonuses totalling $175,000 were awarded to certain members of the Company’s senior management team by the Company’s board of directors (the “Board”). In fiscal 2011, performance bonuses awarded to the Company’s senior management team totalled $190,000 (of which $40,000 was incurred in the Quarter). The balance of the increase in salaries and benefits is primarily related to the increased number of employees, as the Company continues to expand its management and technical staff team. The Company had nineteen full time employees as at November 30, 2011 compared to nine as at November 30, 2010.

Avalon Rare Metals Inc.	Page 10 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Consulting fees increased by $67,124 to $82,764 for the Quarter, compared to the same quarter in fiscal 2011. The increase relates primarily to the increased level of market development and corporate outreach work being carried out by consultants, as well as additional computer consulting fees incurred to manage the Company’s information system.

Travel expenses increased by $39,306 to $118,798 for the Quarter, compared to the same quarter in fiscal 2011. This increase is primarily related to the increased travel associated with market development work and increased travel by members of the Board and its advisory committees to attend Company meetings.

Expenditures on public and investor relations activities for the Quarter totalled $193,415 compared to $191,135 for the same quarter in fiscal 2011. The strong investor and media interest in rare earths that existed earlier in 2011 began to subside during the summer of 2011 when rare earth prices peaked and began to decline. After experiencing strong demand from institutional shareholders for corporate presentations in the first half of 2011, this demand declined over the second half of calendar 2011. Institutional marketing carried out during the Quarter and early December 2011 was limited to trips to Tokyo and Hong Kong. Marketing activities to retail investor audiences during and subsequent to the end of the Quarter continued at events in Germany, London and Vancouver.

The increase of $38,413 in insurance is primarily related to the increase in the coverage under the Company’s general liability insurance policy and the Company’s directors and officers’ indemnity insurance policy.

Higher cash balances resulted in interest income increasing to $330,545 for the Quarter compared with $93,687 for the same quarter in fiscal 2011.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with IFRS (except for the quarters ended February 28, May 31 and August 31, 2010, which were prepared in accordance with Canadian GAAP).

Fiscal Year	2012	2011				2010
For the Quarters Ended	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28
	$	$	$	$	$	$	$	$
Net revenues	330,545	210,048	163,878	137,529	93,687	19,015	21,583	16,688
Loss before discontinued operations and extraordinary items	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579	1,079,860	893,979	1,295,917
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.03	0.02	0.03	0.03	0.02	0.01	0.01	0.02
Net loss	3,337,210	2,276,839	2,656,196	2,230,146	1,546,579	1,079,860	893,979	1,295,917
Net loss, per share, basic and fully diluted	0.03	0.02	0.03	0.02	0.02	0.01	0.01	0.02

Avalon Rare Metals Inc.	Page 11 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

As at November 30, 2011, the Company had working capital of $62,452,740 and cash and cash equivalents on hand of $63,209,661. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing annual interest rates between 1.9% and 2.1%. As at August 31, 2011, the Company had working capital of $68,638,285 and cash and cash equivalents on hand of $70,858,678.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $530,000 per month. As at the date of this MDA, the Company’s current anticipated resource property expenditures for fiscal year 2012 are budgeted at approximately $29 million, with approximately $26 million of these expenditures being allocated to Thor Lake for the BFS, metallurgical studies (including MPP and pilot plant tests), environmental studies and further definition drilling on the Nechalacho deposit. However, as described in the Thor Lake section, the Company expects an increase in its Thor Lake budget when it completes its comprehensive budget update in March 2012.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs for at least the next eighteen months. All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$110,000 related to the mining claims at Spor Mountain and the annual expenditures related to the mining lease at Separation Rapids totalling $1,264.

Avalon Rare Metals Inc.	Page 12 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Under the amended terms of the Special Licence for the East Kemptville Tin-Rare Metals Project, the Company had optional obligations to incur $1.48 million in exploration expenditures by August 1, 2011. As discussed earlier under the heading, “Results of Operations - Other Projects - East Kemptville”, there is no certainty that an extension of the Special Licence will be granted. If the Special Licence is not extended, the costs incurred to date on the Special Licence will be written off.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of any of the Company’s four projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

The Company has two operating leases for its office premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2012	$92,891
2013	$279,544
2014	$290,457
2015	$296,967
2016	$296,967
2017	$98,989

Corporate Social Responsibility (“CSR”)

The Company has embraced the principles of sustainability as core to its business practice by first adopting in 2008, the Principles and Guidelines for Responsible Exploration (“e3 Plus”) developed by PDAC as policy of the Company. In addition, in 2011, the Company become an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators.

During the Quarter, the Company hired Mr. Mark Wiseman as Vice-President, Sustainability to provide oversight on all of the Company’s CSR as well as health and safety initiatives. Under Mr. Wiseman’s direction, the Company is in the process of producing its first comprehensive sustainability report following up on the CSR “road map” produced in January 2011. This report is being developed to report on the Company’s sustainability performance following the principles of TSM and the international guidelines established under the Global Reporting Initiative. It is targeted for completion by the end of March 2012.

Avalon Rare Metals Inc.	Page 13 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Since 2007, as a specific CSR objective, the Company has conducted considerable Aboriginal community outreach and endeavoured to maximize Aboriginal employment at the site and partly through implementation of certain training initiatives. These have succeeded in maintaining 40-60% Aboriginal staff of the 30 plus staff at the Thor Lake site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. Regular meetings continue to be held with each of the impacted Dene communities to discuss the Company’s progress on its PFS, permitting, metallurgy, BFS and accommodation agreements. The impacted First Nations approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project. Avalon is currently awaiting a combined proposal from the Dene Communities which will set the groundwork for future construction and contractual opportunities.

Off Balance Sheet Arrangements

As at November 30, 2011, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

i)	During the Quarter, the Company incurred consulting fees with an officer of the Company of $9,000. During the quarter ended on November 30, 2010, the Company incurred consulting fees with an officer of the Company of $9,000. As at November 30, 2011, accounts payable included $3,390 payable to this officer;

ii)	During the Quarter, the Company incurred consulting fees with a person who is related to an officer and director of the Company of $13,350, which were deferred as exploration and evaluation assets. During the quarter ended on November 30, 2010, the Company incurred consulting fees with a person who is related to an officer and director of the Company of $Nil;

iii)	During the Quarter, the Company incurred consulting fees with a person who is related to an officer of the Company of $Nil. During the quarter ended on November 30, 2010, the Company incurred consulting fees with a person who is related to an officer of the Company of $19,688, which were deferred as exploration and evaluation assets; and

iv)	During the Quarter, the Company incurred consulting fees with a company owned by an officer of the Company of $Nil. During the quarter ended on November 30, 2010, the Company incurred consulting fees with a company owned by an officer of the Company of $43,875 which were deferred as exploration and evaluation assets.

Avalon Rare Metals Inc.	Page 14 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the Quarter and the quarter ended on November 30, 2010 were as follows:

	2011	2010

Salaries, benefits and directors’ fees	$686,762	$324,328
Share based compensation(1)	1,933,605	359,911

	$2,620,367	$684,239

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the end of the Quarter, the Company:

a)	granted an aggregate of 575,000 stock options with a weighted average exercise price of $3.06 per share to the Company’s employees, directors and consultants. The weighted average contract life of these options was 5 years;

b)	issued 50,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $49,000; and

c)	cancelled 175,000 stock options with an weighted average exercise price of $4.75 per share.

Critical Accounting Judgements and Estimation Uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the condensed consolidated interim financial statements and related notes to the condensed consolidated interim financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Avalon Rare Metals Inc.	Page 15 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Recoverability of mineral properties and deferred exploration and evaluation costs

The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, plant and equipment – estimated useful lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of mineral reserve and mineral resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Fair value of share based payment.

The Company follows accounting guidelines in determining the fair value of share based payment. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Accrued site closure and reclamation costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

Avalon Rare Metals Inc.	Page 16 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Changes in Accounting Policies Including Initial Adoption

During the Quarter, the Company adopted International Financial Reporting Standards as described below.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators confirmed that Canadian reporting issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The Company’s transition date is September 1, 2010 and the Company has prepared the opening IFRS Statement of Financial Position at that date. For further information on the Company’s significant accounting policies under IFRS, refer to Note 3 in the condensed consolidated interim financial statements.

All IFRS transition differences that resulted in an adjustment to the Company’s Statement of Financial Position, at September 1, 2010 and August 31, 2011 and Statements of Operations and Comprehensive Income for the quarter ended November 30, 2010 and for the year ended August 31, 2011 are as follows:

Reserves

Pre-transition Canadian GAAP, the Company recorded the value of share based payments and warrants issued to contributed surplus. IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. IFRS requires a separate disclosure of the value that relates to “reserves for warrants”, “reserves for share based payments”, “reserves for broker’s compensation warrants” and any other component of equity. The balance in contributed surplus was comprised of the reserves for warrants, share based payments and broker’s compensation warrants as at September 1, 2010, November 30, 2010 and August 31, 2011, and has been reclassified and recorded into each of the respective reserve accounts.

Share based payments

Under IFRS 2, share based payment transactions which are subject to graded vesting should have the separate tranches valued and amortized over the respective vesting periods separately as if each tranche was a separate award. Forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods. Pre-transition Canadian GAAP allowed the entire award to be valued together and to be amortized on a straight-line basis over the vesting period of the entire award. Forfeitures of awards were recognized as they occurred. The effect of these changes was to increase reserves for share based payments by $845,016 and an increase of the deficit by $845,016 at the date of transition on September 1, 2010. For the period ended November 30, 2010, reserves for share based payments was increased by $119,157 and share based compensation expense was increased by $119,157. For the year ended August 31, 2011, share capital was decreased by $630,626, reserves for share based payments was increased by $151,001, and share based compensation expense was decreased by $781,627.

Avalon Rare Metals Inc.	Page 17 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Exploration and evaluation assets

Under IFRS 6, expenses that have been incurred before the Company has secured the legal right to explore a property must be expensed. Pre-transition Canadian GAAP allowed these expenses to be capitalized. The effect of these changes at the transition date on September 1, 2010 was to decrease exploration and evaluation by $7,603 and an increase in the deficit by $7,603. For the three months ended November 30, 2010 and the year ended August 31, 2011, exploration and evaluation assets was decreased and general exploration expenses was increased by $1,923 and $70,001 respectively.

Flow-through shares

Under pre-transition Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS, the Company has adopted a policy to allocate the proceeds between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. The effect of these changes at the transition date on September 1, 2010 was to increase share capital $190,574 and increase accumulated deficit by the same amount. There was no further transition adjustment for the period ended November 30, 2010 and for the year ended August 31, 2011.

Impact on cash flows

Under IFRS 6, cash flows related to general exploration expenses incurred prior the Company has secured the legal right to explore are included in operating activities versus investing activities under pre-transition Canadian GAAP. The increase (use of cash) in operating activities was $1,923 for the three months ended November 30, 2010 and $70,001 for the year ended August 31, 2011. There is a corresponding decrease (use of cash) in investing activities.

Recent Accounting Pronouncements

At the date of this MDA, the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

Avalon Rare Metals Inc.	Page 18 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Avalon Rare Metals Inc.	Page 19 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Each of these six standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values. Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Avalon Rare Metals Inc.	Page 20 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of November 30, 2011. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at November 30, 2011.

Design of Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework that has been used is the Internal Control – Integrated Framework (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and Chief Financial Officer concluded that as at November 30, 2011 the design of internal controls over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. The management of the Company uses its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, can be detected.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at November 30, 2011, the Company had 103,136,986 common shares issued and outstanding. Subsequent to the Quarter, the Company issued 50,000 common shares pursuant to the exercises of stock options. Accordingly, as at the date of this MDA, the Company had 103,186,986 common shares outstanding.

Avalon Rare Metals Inc.	Page 21 of 22

Management's Discussion and Analysis For the three months ended November 30, 2011

b)	Options

As at November 30, 2011, the Company had an aggregate of 6,525,250 incentive stock options outstanding with a weighted average exercise price of $3.48 (of which 2,737,750 were vested and 3,787,500 were unvested). Subsequent to the Quarter, 50,000 of these options were exercised, 575,000 stock options were granted and 175,000 stock options were cancelled (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 6,875,250 incentive stock options with a weighted average exercise price of $3.43 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 22 of 22